

02006272

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-40329

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 0 1 2002

619

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ND Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Main St. North
(No. and Street)

Minot	ND	58702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Walstad — 701-852-5292 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brady, Martz & Associates, P.C.
(Name — *if individual, state last, first, middle name*)

PO Box 848	Minot	ND	58702
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert Walstad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ND Capital, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature



Title



Notary Public

CARLA BROWN
Notary Public - North Dakota
Ward County
My Commission Expires February 28, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ND CAPITAL, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
ND HOLDINGS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2001 AND 2000

WITH

INDEPENDENT AUDITOR'S REPORT

ND CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY
OF ND HOLDINGS, INC.)

TABLE OF CONTENTS


BRADY
MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ND Capital, Inc.
Minot, North Dakota 58701

We have audited the accompanying balance sheets of ND Capital, Inc. (a wholly-owned subsidiary of ND Holdings, Inc.) as of December 31, 2001 and 2000 and the related statements of operations, stockholders' equity and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ND Capital, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flow for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



BRADY, MARTZ & ASSOCIATES, P.C.

January 31, 2002

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN


McGLADREY NETWORK
An Independently Owned Member
Worldwide Services Through RSM International

ND CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF ND HOLDINGS, INC.)
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash and cash equivalents	$ 57,935	$ 180,099
Accounts/commissions receivable	43,724	41,893
Total current assets	$ 101,659	$ 221,992
OTHER ASSETS		
Investment in - Integrity Small-Cap Fund of Funds	$ 106,332	$ 100,000
Clearing deposit	22,753	25,559
Deferred sales commissions	1,460,436	1,887,684
Deferred tax asset	448,544	344,000
Total other assets	$ 2,038,065	$ 2,357,243
TOTAL ASSETS	$ 2,139,724	$ 2,579,235

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Commissions and fees payable	$ 24,893	$ 28,159
STOCKHOLDERS' EQUITY		
Common stock - 50,000,000 shares authorized, .001 par value; 4,004,981 shares issued and outstanding	$ 4,005	$ 4,005
Additional paid-in capital	4,154,241	4,154,241
Accumulated deficit	(2,043,415)	(1,607,170)
Total stockholders' equity	$ 2,114,831	$ 2,551,076
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,139,724	$ 2,579,235

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ND CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF ND HOLDINGS, INC.)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INCOME		
Interest and dividends	$ 11,012	$ 25,100
Fees	388,859	460,990
Commissions and underwriting fees	290,979	238,119
Total income	$ 690,850	$ 724,209
EXPENSES		
Commissions and fees	$ 337,768	$ 311,364
Professional fees	4,900	5,450
Advertising and promotion	19,926	11,391
Printing and postage	12,307	14,850
Dues, fees, registration	7,011	15,763
Salaries	122,808	117,236
Payroll taxes	12,734	12,627
Travel	38,572	42,968
Other expenses	72,436	36,973
Amortization of deferred sales commissions	612,838	587,740
Less expenses absorbed by parent company	(290,694)	(257,101)
Total expenses	$ 950,606	$ 899,261
LOSS BEFORE INCOME TAX BENEFIT	$ (259,756)	$ (175,052)
INCOME TAX BENEFIT	104,544	78,935
NET LOSS	$ (155,212)	$ (96,117)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ND CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF ND HOLDINGS, INC.)
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2000	$ 4,005	$ 4,154,241	$ (650,353)	$ 3,507,893
Net Loss	0	0	(96,117)	(96,117)
Dividends paid	0	0	(860,700)	(860,700)
Balance, December 31, 2000	$ 4,005	$ 4,154,241	$(1,607,170)	$ 2,551,076
Net loss	0	0	(155,212)	(155,212)
Dividends paid	0	0	(281,033)	(281,033)
Balance, December 31, 2001	$ 4,005	$ 4,154,241	$(2,043,415)	$ 2,114,831

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ND CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF ND HOLDINGS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (155,212)	$ (96,117)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization	612,838	587,740
Reinvested Dividends	(6,332)	5,630
Effects on operating cash flows due to changes in:		
Deferred tax benefit	(104,544)	(78,936)
Accounts/commissions receivable	(1,831)	39,259
Clearing deposit	2,806	(366)
Commissions and fees payable	(3,266)	(16,436)
CDSC in excess of capital cost	0	25,193
Sales commissions capitalized	(185,590)	(0)
Net cash provided by operating activities	$ 158,869	$ 465,967
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	$ (281,033)	$ (860,700)
NET DECREASE IN CASH AND CASH EQUIVALENTS	$ (122,164)	$ (394,733)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	180,099	574,832
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 57,935	$ 180,099

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

ND CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF ND HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The nature of operations and significant accounting policies of ND Capital, Inc. are presented to assist in understanding the Company's financial statements.

Nature of operations - ND Capital, Inc. is a wholly-owned subsidiary of ND Holdings, Inc. (Parent). The Company's primary operations are as broker/dealer for distribution of shares of Integrity Mutual Funds. Integrity Mutual Funds are marketed throughout the Midwestern states. Integrity Mutual Funds consist of ND Tax Free Fund, Inc., Montana Tax Free Fund, Inc., South Dakota Tax Free Fund, Inc., Integrity Fund of Funds, Inc. and Integrity Small-Cap Fund of Funds, Inc. The company receives fees from the funds as underwriter as well as commission income for investments sold in other securities.

Cash and cash equivalents are distinguished based on liquidity. Cash and cash equivalents consist of money market and active asset accounts.

Deferred sales commissions - Sales commission paid to brokers and dealers in connection with the sale of shares of Integrity Mutual Funds sold without a front-end sales charge(B Shares), are capitalized and amortized on a straight line basis over a period not exceeding eight years, which approximates the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from various Integrity Mutual Funds and potential contingent deferred sales charges received from shareholders of the Integrity Mutual Funds. Contingent deferred sales charges received by the Company are recorded as a reduction of unamortized deferred sales commissions. In accordance with Statement of Position 98-5, the commissions paid for the sale of Integrity Fund of Funds, Inc.'s shares are expensed as incurred. The contingent deferred sales charges from early redemption's from the Integrity Fund of Funds, Inc. are recorded as revenue.

Income taxes - The Company is included in the consolidation income tax returns filed by the Parent. Income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated, if any, is either remitted to or received from the Parent. The amount of deferred tax benefit is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 3 - **INCOME TAXES**

The current and deferred portions of the income tax (expense) benefit included in the statements of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, are as follows:

2001	Current	Deferred	Total
Federal	$ 0	$ 90,250	$ 90,250
State	0	14,294	14,294
Total Benefit	$ 0	$ 104,544	$ 104,544
2000			
Federal	$ 0	$ 68,135	$ 68,135
State	0	10,800	10,800
Total Benefit	$ 0	$ 78,935	$ 78,935

A reconciliation of the difference between the expected income tax expense as computed at the U.S. Statutory income tax rate and the Company's income tax expense is shown in the following table:

	2001	2000
Expected income tax (expense) benefit at the U.S. Statutory rate	$ 90,250	$ 68,135
The affect of:		
Increase due to state taxes, net of U.S. Federal income tax effects	14,294	10,800
Income tax (expense) benefit	$ 104,544	$ 78,935

Deferred income taxes (benefits) reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, measured by applying currently enacted tax rates. Such taxes relate principally to the recording of sales commissions paid to brokers and dealers, and the benefits associated with the Company's net operating loss carry forwards. As noted in Note 1, the Company capitalizes and amortizes commissions paid to brokers in connection with the sale of Integrity Mutual Funds sold without a front end sales charge over a period not exceeding eight years. These same commissions incurred prior to January 1, 2001 were expensed as incurred for tax purposes. Commissions incurred after January 1, 2001 are capitalized and amortized over five years for tax purposes. The Company also had a net operating loss carryforward of $2,290,000 and $2,762,000 as of December 31, 2001 and 2000, respectively. A majority of these loss carryforwards are a direct result of the Company's tax treatment of the sales commissions. These net operating losses may be used to offset taxable income through the year 2016.

NOTE 4 - **RELATED PARTY TRANSACTIONS**

As underwriter for Integrity Mutual Funds, the transactions between ND Capital, Inc. and Integrity Mutual Funds are summarized below:

	2001	2000
Commission and other fee income from funds	$ 634,947	$ 594,673
Year end receivables	$ 41,208	$ 41,893

The Parent Company (ND Holdings, Inc.) has absorbed expenses of $290,694 in 2001 and $257,101 in 2000 on behalf of ND Capital, Inc.

NOTE 5 - **CONCENTRATIONS**

The Company receives a majority of its revenues from the Integrity Mutual Funds. Therefore, the Company is economically dependent upon the operating results of these funds. In addition, three of the funds are state specific municipal bond funds.

NOTE 6 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 the Company had net capital of $162,581 which was $137,581 in excess of its minimum required net capital of $25,000. The Company's net capital ratio was .15 to 1.

NOTE 7 - **ADVERTISING COSTS**

Advertising costs are expensed as incurred. Total advertising expense was $19,926 and $11,391 for the years ended December 31, 2001 and 2000, respectively. These costs were absorbed by the Company's parent company.

SUPPLEMENTARY INFORMATION

ND CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF ND HOLDINGS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
NET CAPITAL		
Total stockholders' equity	$ 2,114,831	$ 2,551,076
Less non-allowable assets:		
Deferred tax asset	(448,544)	(344,000)
Deferred sales commissions	(1,460,436)	(1,887,684)
Haircuts on securities	(22,439)	(3,602)
Accounts/Commission receivables	(20,831)	(20,954)
Excess clearing deposit	0	(559)
Restricted cash - Integrity Small-Cap Fund of Funds, Inc.	0	(100,000)
Net capital	$ 162,581	$ 194,277
AGGREGATE INDEBTEDNESS		
Commissions and fees payable	$ 24,893	$ 28,159
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements[1]	$ 25,000	$ 25,000
Excess net capital at 1500%[2]	$ 160,922	$ 192,400
Excess net capital at 1000%[2]	$ 160,092	$ 191,461
Ratio: Aggregate indebtedness to net capital	.15 to 1	.15 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 162,581	$ 194,277
Net audit adjustments to allowable assets	0	0
Net capital per above	$ 162,581	$ 194,277

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $25,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

	2001	2000
1500%	$ 1,659	$ 1,877
1000%	$ 2,489	$ 2,816

ND CAPITAL, INC.
(A WHOLLY-OWNED SUBSIDIARY OF ND HOLDINGS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(ii) which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.


BRADY
MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
ND Capital, Inc.
Minot, North Dakota

In planning and performing our audits of the financial statements and supplemental schedule of ND Capital, Inc. (the Company) for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Minot, ND 58702-0848 (701) 852-0196 Fax (701) 839-5452


NETWORK
Member
Worldwide Services Through RSM International

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED
BY RULE 17a-5 FOR A BROKER - DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 *(CONTINUED)*

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.



BRADY, MARTZ & ASSOCIATES, P.C.

January 31, 2002